# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549
## FORM 8-K
## CURRENT REPORT
**Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported)        **February 15, 2012**

# AMERICAN NATIONAL BANKSHARES INC.
(Exact name of registrant as specified in its charter)

| **Virginia** | **0-12820** | **54-1284688** |
|---|---|---|
| (State or other jurisdiction | (Commission | (I.R.S. Employer |
| of incorporation) | File Number) | Identification No.) |

**628 Main Street, Danville, VA**        **24541**
(Address of principal executive offices)        (Zip Code)

Registrant's telephone number, including area code **434-792-5111**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐        Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐        Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐        Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐        Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

**Item 7.01  Regulation FD Disclosure**

American National Bankshares Inc. has updated the information that was included in an investor presentation and filed with an 8-K on August 3, 2011, including the December 31, 2011 year-end financial information.  A copy of the updated information is attached as Exhibit 99.1 to this report and incorporated herein by reference.

**Item 9.01 Financial Statements and Exhibits**

(d) Exhibits:

99.1      Updated Investor Presentation

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 15, 2012                                /s/ William W. Traynham
                                                                    Senior Vice President and Chief Financial Officer